SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                           DUCKWALL-ALCO STORES, INC.
                                (Name Of Issuer)

                   Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    264142100
                                 (CUSIP Number)

                                JEFFREY J. MACKE
                             2001 Union Street, #320
                             San Francisco, CA 94123
                                 (415) 789-0399

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 7, 2005
            (Date of Event Which Requires Filing of this Statement)





      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box if a fee is being paid with this statement [ ].

                                 SCHEDULE 13D/A

CUSIP Number 264142100

1.    Name of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

      Jeffrey J. Macke

2.    Check the Appropriate Box if a Member of a Group                  (a)
                                                                        (b)
3.    SEC Use Only

4.    Source of Funds (See Instructions)                                OO

5.    Check Box if Disclosure of Legal Proceedings                Not Applicable
      is Required Pursuant to Item 2(d) or 2(e)

6.    Citizenship or Place of Organization                        United States

7.    Sole Voting Power                                               44,800

8.    Shared Voting Power                                              2,500

9.    Sole Dispositive Power                                          44,800

10.   Shared Dispositive Power                                         2,500

11.   Aggregate Amount Beneficially Owned by Each                     47,300
      Reporting Person

12.   Check Box if the Aggregate Amount in Row (11)               Not Applicable
      Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount In Row (11)                1.1%

14.   Type of Reporting Person (See Instructions)                       IN


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                                 SCHEDULE 13D/A

CUSIP Number 264142100

1.    Name of Reporting Persons S.S. or I.R.S.
      Identification Nos. of Above Persons

      Kathleen O. Macke

2.    Check the Appropriate Box if a Member of a Group                  (a)
                                                                        (b)
3.    SEC Use Only

4.    Source of Funds (See Instructions)                                OO

5.    Check Box if Disclosure of Legal Proceedings                Not Applicable
      is Required Pursuant to Item 2(d) or 2(e)

6.    Citizenship or Place of Organization                        United States

7.    Sole Voting Power                                                 0

8.    Shared Voting Power                                            429,038

9.    Sole Dispositive Power                                            0

10.   Shared Dispositive Power                                       429,038

11.   Aggregate Amount Beneficially Owned by Each                    429,038
      Reporting Person

12.   Check Box if the Aggregate Amount in Row (11)               Not Applicable
      Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount In Row (11)                9.6%

14.   Type of Reporting Person (See Instructions)                       IN


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                                 SCHEDULE 13D/A

CUSIP Number 264142100

1.    Name of Reporting Persons S.S. or I.R.S.
      Identification Nos. of Above Persons

      Kenneth A. Macke Revocable Trust dated as of
      December 16, 1986

2.    Check the Appropriate Box if a Member of a Group                  (a)
                                                                        (b)
3.    SEC Use Only

4.    Source of Funds (See Instructions)                                OO

5.    Check Box if Disclosure of Legal Proceedings                Not Applicable
      is Required Pursuant to Item 2(d) or 2(e)

6.    Citizenship or Place of Organization                          California

7.    Sole Voting Power                                                 0

8.    Shared Voting Power                                            399,362

9.    Sole Dispositive Power                                            0

10.   Shared Dispositive Power                                       399,362

11.   Aggregate Amount Beneficially Owned by Each                    399,362
      Reporting Person

12.   Check Box if the Aggregate Amount in Row (11)               Not Applicable
      Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount In Row (11)                9.0%

14.   Type of Reporting Person (See Instructions)                       OO


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      This Amendment No. 3 to Schedule 13D ("Amended 13D") is being filed jointly by Jeffrey J. Macke ("Jeff Macke"), Kathleen O. Macke and the Kenneth A. Macke Revocable Trust dated as of December 16, 1986 to reflect that Jeff Macke no longer has beneficial ownership of the shares of common stock, par value $.0001 per share owned by his parents, Kathleen O. Macke and Kenneth A. Macke or the Kenneth A. Macke Revocable Trust dated as of December 16, 1986.

ITEM 1. SECURITY AND ISSUER
        -------------------

      This Amended 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of Duckwall-Alco Stores, Inc., a Delaware corporation (the "Company"). The address of the Company's principal office is 401 Cottage Street, Abilene, Kansas 67410.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

      This Amended 13D is being filed by the following persons as a joint filing pursuant to Rule 13D-1(k)(1):

      Jeffrey J. Macke ("Jeff Macke")
      Kathleen O. Macke ("Mrs. Macke")
      Kenneth A. Macke Revocable Trust dated as of December 16, 1986
      ("KAM Trust")

Jeffrey J. Macke
----------------

      (a)-(f) The business address of Jeff Macke is 98 Main Street, #606, Tiburon, CA 94920. Jeff Macke is a member of the Board of Directors of the Company and a member of the Audit Committee and the Compensation Committee of the Company. Jeff Macke is the controlling member and investment manager for Macke Asset Management, LLC, a Delaware limited liability company. Macke Asset Management, LLC is an investment advisor that provides investment advisory services for various persons. During the last five years, Jeff Macke (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jeff Macke is a United States citizen.

Kathleen O. Macke
-----------------

      (a)-(f) The address of Mrs. Macke is PO Box 3687, Yountville, CA 94599. Mrs. Macke is a retired individual who also acts as custodian and guardian for her husband, Kenneth A. Macke ("Kenneth Macke"), and is the trustee of the KAM Trust. Kenneth Macke is a retired individual and is the father of Jeff Macke and husband to Mrs. Macke. During the last five years, neither Mrs. Macke nor Kenneth Macke (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such


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proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Macke is a United States citizen. Kenneth Macke is a United States citizen.

Kenneth A. Macke Revocable Trust
--------------------------------

      (a)-(f) The principal business of the KAM Trust is managing the assets of Kenneth Macke. The principal business address of KAM Trust is PO Box 3687 Yountville, CA 94599. During the last five years, the KAM Trust (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The KAM Trust is a California trust.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION
        ---------------------------------------------------

      Not applicable.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

      On April 7, 2005, Jeff Macke resigned his position as attorney-in-fact under the Custodianship, Irrevocable Proxy and Power of Attorneys granted on July 27, 1998 by each of Mrs. Macke, Kenneth Macke and the KAM Trust ("Power of Attorneys"), and terminated the Power of Attorneys. Each of the KAM Trust, Mrs. Macke and Mrs. Macke on behalf of Kenneth Macke also terminated each of the Power of Attorneys.

      As a Director of the Company, the shares of Common Stock which are the subject of this filing and which are beneficially owned by Jeff Macke are deemed to be held by a "controlling person", as defined by the Securities Act of 1933 (the "Act"). As such, limited public market sales may occur pursuant to Rule 144 promulgated under the Act ("Rule 144") and private sales under Section 4 of the Act ("Section 4"). Accordingly, Jeff Macke holds shares of Common Stock for investment, but may from time to time elect to dispose of the Common Stock pursuant to the restrictions of Rule 144 or Section 4. Any determinations of sale will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to Jeff Macke, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

      Except for as described under this Item 4, Jeff Macke has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, Jeff Macke reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as it may determine.


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      Mrs. Macke, for herself and on behalf of Kenneth Macke, intends to sell from time to time the shares of Common Stock beneficially owned by Mrs. Macke and covered by this Amended 13D.

      The KAM Trust intends to sell from time to time the shares of Common Stock beneficially owned by it and covered by this Amended 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
        -------------------------------------

      (a) Currently, Jeff Macke beneficially owns 47,300 shares of Common Stock. Based on the number of shares outstanding as of October 31, 2004 as indicated on the Company's quarterly report on Form 10-Q for the period ended October 31, 2004, Jeff Macke beneficially owns 1.1% of all issued and outstanding shares of Common Stock.

      Currently, Mrs. Macke, for herself and on behalf of Kenneth Macke beneficially owns 429,038 shares of Common Stock. Based on the number of shares outstanding as of October 31, 2004 as indicated on the Company's quarterly report on Form 10-Q for the period ended October 31, 2004, Mrs. Macke beneficially owns 9.6% of all issued and outstanding shares of Common Stock.

      Currently, the KAM Trust beneficially owns 399,362 shares of Common Stock. Based on the number of shares outstanding as of October 31, 2004 as indicated on the Company's quarterly report on Form 10-Q for the period ended October 31, 2004, the KAM Trust beneficially owns 9.0% of all issued and outstanding shares of Common Stock.

      (b) Jeff Macke has the sole power (i) to dispose 44,800 shares of Common Stock; and (ii) to vote 44,800 shares of Common Stock.

      Mrs. Macke, for herself and on behalf of Kenneth Macke has the sole power to vote and dispose of 38,676 shares of Common Stock held in the Kenneth A. Macke IRA. As trustee of the KAM Trust, Mrs. Macke (i) shares with her investment advisor, K&A Asset Management, LLC ("K&A"), and the KAM Trust the power to dispose of 399,362 shares of Common Stock; and (ii) shares with the KAM Trust the power to vote 399,362 shares of Common Stock. K&A is a California limited liability company and during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The KAM Trust (i) shares with Mrs. Macke and K&A the power to dispose of 399,362 shares of Common Stock; and (ii) shares with Mrs. Macke the power to vote 399,362 shares of Common Stock.


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      (c) A list of transactions in the past 60 days.

                                 Amount                            Where and How
  Party            Date      Purchased (Sold)   Price Per Share      Effective
  -----            ----      ----------------   ---------------      ---------

Jeff Macke       1/25/2005      (57,200)              N/A               (1)
KAM Trust        1/25/2005       15,368               N/A               (1)
Jeff Macke       1/25/2005        1,764               N/A               (1)
Jeff Macke       2/3/2005        (1,764)              N/A               (2)
KAM Trust        3/8/2005       (70,000)         $17.9563               (3)

      (1) Buckshot Capital LLC, a wholly-owned subsidiary of Macke Asset Management, LLC, distributed all of its Company Common Stock to the Buckshot Capital LLC investors which included the transfer of 15,368 shares of Common Stock to the KAM Trust and 1,764 shares of Common Stock to Jeff Macke.

      (2) Jeff Macke gave 1,764 shares of Company Common Stock to several persons.

      (3) Public sale on the open market.

      (d-e)  None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        ----------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER
        ---------------------------

      On April 7, 2005, Jeff Macke resigned and terminated the Custodianship, Irrevocable Proxy and Power of Attorney Agreements granted on July 28, 1998 by each Kenneth Macke, Mrs. Macke and the KAM Trust pursuant to a Resignation and Termination Agreement between Jeff Macke and each of Kenneth Macke, Mrs. Macke and the KAM Trust. Copies of each of the Resignation and Termination Agreements are attached hereto as Exhibits 2, 3 and 4.

      On August 6, 2003, Kenneth Macke granted Mrs. Macke a durable power of attorney authorizing her to make all financial and other decisions for Kenneth Macke. If Mrs. Macke is unable or unwilling to serve as the agent for Kenneth Macke, the alternative agent is Jeff Macke. A copy of excerpts of sections 1-4, 5.3, 5.4, 5.18, and 5.34 of this durable power of attorney related to the Common Stock is attached hereto as Exhibit 5.1.

      On February 14, 2004, Mrs. Macke, for herself and on behalf of Kenneth Macke and as trustee of the KAM Trust, entered into a management agreement with K&A ("Management Agreement") pursuant to which K&A would provide advisory services with respect to Mr. and Mrs. Macke's securities portfolio, including those owned by the KAM Trust and those shares reported by Mrs. Macke and the KAM Trust on this Amended 13D. Under the Management Agreement, K&A has the full power to supervise the investment and reinvestment of Mr. and Mrs. Macke's portfolio in securities, mutual funds, and to make and implement all investment decisions, without prior consultation with Mr. or Mrs. Macke. Pursuant to the Management Agreement, Mrs. Macke has retained the power to vote the shares subject to the Management Agreement. A copy of the Management Agreement is attached hereto as Exhibit 5.2.


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ITEM 7. EXHIBITS
        --------


        1.      Joint Filing Agreement dated as of April 12, 2005

        2. Resignation and Termination Agreement between Jeffrey Macke and Kathleen O. Macke dated as of April 7, 2005

        3. Resignation and Termination Agreement between Jeffrey Macke and Kenneth A. Macke signed by Kathleen O. Macke as attorney in fact dated as of April 7, 2005

        4. Resignation and Termination Agreement between Jeffrey Macke and Kenneth A. Macke signed by Kathleen O. Macke as attorney in fact dated as of April 7, 2005

        5.1 Excerpts of sections 1-4, 5.3, 5.4, 5.18, and 5.34 Durable Power of Attorney for Financial Management dated as of August 6, 2003

        5.2     K&A Asset Management, LLC Agreement dated as of February 14,
                2004


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                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2005

                              /s/ Jeffrey J. Macke
                              ----------------------------------------
                              Jeffrey J. Macke

April 12, 2005                 Kenneth A. Macke Revocable Trust dated
                              as of December 16, 1986

                              By: /s/ Kathleen O.Macke
                                  ------------------------------------
                                  Kathleen O. Macke, Trustee

April 12, 2005

                              /s/ Kathleen O. Macke
                              ----------------------------------------
                              Kathleen O. Macke


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